 **Manor**

Investment Funds

3rd Quarter Report
September 30, 2017
(Unaudited)

Fund Office:
15 Chester Commons
Malvern, PA 19355
610-722-0900   800-787-3334
www.manorfunds.com

Managed by:
Morris Capital Advisors, LLC

Manor Investment Funds

15 Chester Commons
Malvern, PA 19355

September 30, 2017

Dear Fellow Shareholders:

Our funds continue to prosper by consistently applying the conservative investment approach that has been successful over so many years.

The "What Me Worry" Market

Those willing to date themselves will remember the heyday of MAD Magazine and its poster child, Alfred E. Newman. His goofy, gap-toothed, freckled face and bad hair often graced the cover, with the "What Me Worry" tag line. Just a quick glance told you that he indeed had much to worry about. And yes, our markets today seem to be displaying this same unfounded "What Me Worry" attitude.

Think back to the beginning of the year and consider that the stock market had rallied on apparent investor enthusiasm with the election of Donald Trump. Stocks seemed to embrace an outsider in the White House, a Republican congress, and the potential for change. Tax reform, health care reform, and regulatory reform were all a real possibility.

But if you knew that Trump would fail to reform health care (2 times), it would be months before a tax reform proposal began to materialize, and that his protectionist leanings would strain relations with economic trading partners, you would understandably expect weakness in the financial markets. A White House in disarray, repeated turnover in key positions, non-stop media attacks, midnight tweet storms, and a dangerous escalation of tensions with North Korea would add additional pressure. Fed interest rate hikes and a reversal of quantitative easing measures would also reduce support for the markets, while successive devastating hurricanes, growing separatist movements in Kurdistan, Catalonia, and California; and contentious negotiations surrounding Brexit and NAFTA would increase the potential for financial market dislocations.

But it has been just the opposite. Over the first nine months of the year the stock market gained almost 15%, better than results in the first three quarters in all but 4 of the past 20 years; while the 2-year Treasury yield increased, the yield on both the 10-year and 30-year US Treasury declined, generating impressive positive returns. Stocks have moved steadily higher with limited volatility. The stock market has not had a drop of more than 2% in months, and in 2017 the S&P 500 has had less than 10 days when that index moved up or down more than 1%, compared to more than 50 days on average per year, post WWII. The last memorable decline stretches back to the Brexit vote when the market declined more than 5%, but that drop was reversed in just two days before moving to new highs in less than two weeks; and Brexit was just one of several recent events where market participants misjudged the outcome and were surprised at the strength of the reaction rally (think Presidential election).

Maybe investors have decided that they just won't worry, they will buy the dips and all will be fine. But unbeknown to most investors, they have continued to benefit from the inflow of foreign central bank liquidity from the Bank of Japan and the Swiss National Bank. By the beginning of this year the Swiss had accumulated more than $63 billion of US stocks, up from $27 billion just two years ago. The inflow has continued throughout the year to the point where the SNB now has accumulated holdings in more than 2,500 US stocks. A reduction or reversal of this buying could significantly impact our markets.

The Manor Fund

The Manor Fund rose 3.54%, net of all fees and expenses, during the quarter ending September 30, 2017, underperforming the S&P 500 index return of 4.49% and comparable mutual funds, as measured by the Lipper Large-Cap Core mutual fund index, return of 4.50%. The Fund outperformed both the S&P 500 index and comparable mutual funds during the trailing year returning 19.88% for the Fund compared to 18.63% for the S&P 500 and 18.52% for comparable mutual funds. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing 3-year, 5-year, and 10-year periods with annualized returns of 6.93%, 12.37%, and 6.38% for the Fund compared to annualized returns of 10.82%, 14.17%, and 7.41% for the S&P 500 index, and returns of 9.80%, 13.45%, and 6.66% for the Lipper Large-Cap Core mutual fund index.

During the 3rd Quarter of 2017, the Fund was helped by strong performance from Applied Materials, Valero Energy Corp., D.R. Horton, Inc., Avery Dennison Corp., and Amphenol Corp. The shares of Applied Materials rose steadily through quarter-end after the company reported revenue and earnings above expectations, and raised revenue and earnings guidance for the next quarter. Valero Energy also reported revenue and earnings above expectations, but the shares traded in a narrow range before starting a strong uptrend later in the quarter. The strength in the stock coincided with the upward move in energy prices. Homebuilder D.R. Horton reported earnings better than expected, but the news had little impact on the stock. The strong performance of the shares was due to a move higher at the beginning of the quarter and then a sharp move higher over the final week. Both moves were due to improved expectations for the housing sector in general, but the quarter end move was limited to only a few stocks in the sector. Avery Dennison rose steadily throughout the quarter, after being one of the top performers in the portfolio during the previous quarter. The company reported earnings above expectations and raised guidance for the fiscal year. The stock initially traded in a narrow range on the news, but the uptrend accelerated through the final month of the quarter. The shares of Amphenol moved higher throughout the quarter, continuing a trend that stretched back more than a year. The company reported revenue and earnings above expectations and raised revenue and earnings guidance for both the coming quarter and fiscal year.

Notable laggards during the 3rd Quarter of 2017 include Allergan, Plc, AmerisourceBergen Corp., Zimmer Biomet Holdings, Delta Air Lines, Inc., and Kroger Company. The shares of Allergan rose early in the quarter after the company reported revenue and earnings above expectations, and raised revenue and earnings guidance for the fiscal year. The stock declined later, erasing the early gains, and much more, as discussions regarding tax reform contributed to concerns about margin pressures. The shares of AmerisourceBergen fell sharply when the company announced disappointing quarterly results. The company reported earnings above expectations, but revenues came in below expectations, and the company reduced revenue guidance for the fiscal year. The shares of Zimmer Biomet dropped sharply after a very disappointing earnings report. Zimmer missed earnings expectations, reduced earnings guidance for the next quarter, and lowered both revenue and earnings guidance for the fiscal year. The shares of Delta Airlines fell steadily after the company announced quarterly results. The company missed earnings expectations, but revenues were in line with expectations. Delta also provided guidance for improvements in both unit revenue and margins for the coming quarter. Delta was one of the top performers in the portfolio last quarter, and lofty expectations may have been built into the stock, contributing to the negative reaction to the earnings announcement. The shares of Kroger were weak again, after very poor performance last quarter. The company announced revenue and earnings in line with expectations,

(Continued on page 10)

MANOR INVESTMENT FUNDS - MANOR FUND

Schedule of Investments - September 30, 2017

(Unaudited)

Portfolio of Investments

Description	Shares	Market Value
COMMON STOCKS –97.7%		
Consumer Discretionary – 10.7%		
Carnival Corp.	3,627	234,195
D. R. Horton, Inc.	6,366	254,194
Mohawk Ind. *	1,089	269,539
		757,928
Consumer Staples – 6.3%		
CVS Health Corp.	1,817	147,758
Kroger Company	4,447	89,207
PepsiCo, Inc.	1,909	212,720
		449,685
Energy – 7.3%		
Cabot Oil & Gas	8,845	236,604
Valero Energy	3,657	281,333
		517,937
Financial – 14.6%		
Chubb Corp.	1,112	158,516
Discover Financial	2,944	189,829
JPMorgan Chase	2,438	232,853
Metlife Inc.	3,312	172,058
PNC Financial	2,063	278,031
		1,031,287
Health Care – 13.6%		
Allergan PLC	736	150,843
AmerisourceBergen	1,848	152,922
Anthem, Inc.	1,127	213,994
Biogen, Inc. *	770	241,103
Zimmer Biomet	1,725	201,980
		960,842
Industrial – 15.7%		
Avery Dennison	3,220	316,655
Delta Air Lines	3,604	173,785
FedEx Corp.	1,097	247,461
Fortune Brands H&S	2,929	196,917
Pentair PLC	2,599	176,628
		1,111,446

Description	Shares	Market Value
Information Technology – 22.7%		
Amphenol Corp-A	2,929	247,911
Applied Materials	5,221	271,962
Facebook, Inc. *	1,472	251,521
Microsoft Corp.	3,895	290,138
Skyworks Solutions	2,990	304,681
Western Digital	2,791	241,142
		1,607,355
Material – 0.9%		
Nucor Corp.	1,120	62,765
		62,765
Telecomm. – 1.7%		
AT & T, Inc.	3,006	117,745
		117,745
Utility – 0.8%		
AES Corporation	4,937	54,406
		54,406
Real Estate Investment Trust – 3.4%		
Equinix, Inc.	545	243,233
		243,233
TOTAL COMMON STOCKS (Cost $ 4,618,734)		6,914,629
SHORT-TERM INVESTMENTS – 2.2%		
1st Amer. Gov. Fund	163,530	163,530
TOTAL SHORT-TERM INVESTMENTS (Cost $ 163,530)		163,530
TOTAL INVESTMENTS – 99.9% (Cost $ 4,782,264)		7,078,159
Other Assets less Liabilities – Net 0.1%		4,127
NET ASSETS 100.0%		$ 7,082,286

*Non-income producing during the period.

MANOR INVESTMENT FUNDS - MANOR FUND
Fund and Performance Information - September 30, 2017
(Unaudited)

Fund Performance

**Investment Performance
vs. the S&P 500 and the Lipper Large-Cap Core Index**



Quarter and Annualized Total Return for Periods Ending September 30, 2017

	Manor Fund	S&P 500 Index	Lipper LC Core Funds
3rd Quarter	**3.54 %**	4.49 %	4.50 %
1-Year	**19.88 %**	18.63 %	18.52 %
3-Year Annualized	**6.93 %**	10.82 %	9.80 %
5-Year Annualized	**12.37 %**	14.17 %	13.45 %
10-Year Annualized	**6.38 %**	7.41 %	6.66 %
Annualized since inception 9/26/95	**6.45 %**	8.89 %	6.96 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The advisor has contractually agreed to waive its fees and or absorb expenses of the Fund to ensure that the annual operating expenses do not exceed 1.25% through at least May 1, 2017 and cannot be terminated prior to at least one year after the effective date without approval. The gross expense ratio 1.50%.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	**% of Net Assets**
Avery Dennison	4.5 %
Skyworks Solutions	4.3 %
Microsoft Corp.	4.1 %
Valero Energy	4.0 %
PNC Financial	3.9 %

Top Industry Sectors	
Industry	**% of Net Assets**
Info Technology	22.7 %
Industrial	15.7 %
Financial	14.6 %
Health Care	13.6 %
Consumer Disc.	10.7 %

MANOR INVESTMENT FUNDS - GROWTH FUND

Schedule of Investments - September 30, 2017
(Unaudited)

Portfolio of Investments

Description	Shares	Market Value
COMMON STOCKS – 98.2%		
Consumer Discretionary – 22.3%		
Amazon.com Inc. *	388	373,004
Dollar Tree, Inc. *	3,521	305,693
Expedia, Inc.	2,313	332,933
LKQ Corp. *	8,776	315,848
Royal Caribbean	3,526	417,972
Time Warner Inc.	3,082	315,751
Whirlpool Corp.	1,353	249,548
		2,310,749
Consumer Staples – 10.6%		
Church & Dwight	6,856	332,173
Constellation Brands	2,427	484,065
Walgreens Boots	3,624	279,846
		1,096,084
Energy – 1.0%		
Schlumberger	1,493	104,152
		104,152
Financial – 3.4%		
Chubb Limited	2,478	353,239
		353,239
Health Care – 17.3%		
AbbVie, Inc.	2,275	202,156
Celgene Corp. *	2,551	371,987
Gilead Sciences	3,862	312,899
Thermo Fisher	2,964	560,789
UnitedHealth	1,740	340,779
		1,788,610
Industrial – 9.6%		
Robert Half Intl.	5,169	260,208
Rockwell Collins	2,927	382,588
Southwest Airline	6,231	348,811
		991,607
Information Technology – 30.7%		
Alphabet Inc. Cl A *	253	246,351
Alphabet Inc. Cl C *	253	242,655
Apple, Inc.	3,614	556,990
Cognizant Tech	5,204	377,498
IPG Photonics *	2,163	400,285
MasterCard Inc.	2,736	386,323
Microsoft Corp.	3,511	261,534
ON SemCndctor *	21,196	391,490
Vantiv, Inc. *	4,538	319,793
		3,182,919
Material – 3.3%		
Sherwin Williams	961	344,076
		344,076
TOTAL COMMON STOCKS (Cost $6,762,080)		10,171,436
SHORT-TERM INVESTMENTS – 1.7%		
1st Amer. Gov. Fund	178,190	178,190
TOTAL SHORT-TERM INVESTMENTS (Cost $ 178,190)		178,190
TOTAL INVESTMENTS – 99.9% (Cost$ 6,940,270)		10,349,626
Other Assets less Liabilities – Net 0.1%		5,066
NET ASSETS – 100.0%		$ 10,354,692

*Non-income producing during the period.

MANOR INVESTMENT FUNDS - GROWTH FUND
Fund and Performance Information - September 30, 2017
(Unaudited)

Fund Performance



Investment Performance
vs. the S&P 500 and Lipper Large-Cap Growth Index

Quarter and Annualized Total Return for Periods Ending September 30, 2017

	Growth Fund	S&P 500 Index	Lipper LC Growth Funds
3rd Quarter	**7.14 %**	4.49 %	5.62 %
1-Year	**21.66 %**	18.63 %	21.48 %
3-Year Annualized	**9.84 %**	10.82 %	11.26 %
5-Year Annualized	**13.62 %**	14.17 %	14.25 %
10-Year Annualized	**7.44 %**	7.41 %	7.54 %
Annualized since inception 6/30/99	**5.34 %**	5.37 %	3.34 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The advisor has contractually agreed to waive its fees and or absorb expenses of the Fund to ensure that the annual operating expenses do not exceed 0.99% through at least May 1, 2017 and cannot be terminated prior to at least one year after the effective date without approval. The gross expense ratio 1.50%.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	**% of Net Assets**
Thermo Fisher	5.4 %
Apple, Inc.	5.4 %
Constellation Brands	4.7 %
Royal Caribbean	4.0 %
IPG Photonics Corp.	3.9 %

Top Industry Sectors	
Industry	**% of Net Assets**
Information Tech.	30.7 %
Consumer Disc.	22.3 %
Health Care	17.3 %
Consumer Staples	10.6 %
Industrial	9.6 %

MANOR INVESTMENT FUNDS - BOND FUND

Schedule of Investments - September 30, 2017

(Unaudited)

Portfolio of Investments

Description	Face Amount	Value
U.S. GOVERNMENT BONDS – 95.4%		
U.S. Treasury 1.375% Due 11-30-18	250,000	249,922
U.S. Treasury 1.000% Due 11-30-19	250,000	247,344
U.S Treasury 1.500 % Due 01-31-22	200,000	196,891
U.S. Treasury 1.250 % Due 07-31-23	400,000	382,375
U.S. Treasury 1.500 % Due 08-15-26	150,000	140,332
TOTAL U.S. GOVERNMENT BONDS (Cost $ 1,234,957)		1,216,864
SHORT-TERM INVESTMENTS – 4.1%		
1st American Treasury Obligation Fund	52,769	52,769
TOTAL SHORT-TERM INVESTMENTS (Cost $ 52,769)		52,769
TOTAL INVESTMENTS – 99.5% (Cost $ 1,287,726)		1,269,633
Other Assets less Liabilities – Net – 0.5%		5,836
NET ASSETS - 100.0%		$ 1,275,469

SECURITY VALUATION:
Equity securities which are traded on a national or foreign securities exchange and over-the-counter securities listed in the NASDAQ National Market System are valued at the last reported sales price on the principal exchange on which they are traded on the date of determination. Securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Over-the-counter securities not listed on the NASDAQ National Market System are valued at the mean of the current bid and asked prices. Fixed income securities are valued on the basis of valuations provided by independent pricing services. The independent pricing organization values the investments, taking into consideration characteristics of the securities, values of similar securities that trade on a regular basis, and other relevant market data. Securities for which market quotations are not readily available may be fair valued under procedures adopted by the Fund's board. Short-term securities maturing in 60 days or less are stated at cost plus accrued interest earned which approximated market value, in accordance with the terms of a rule adopted by the Securities and Exchange Commission. The amortized cost method values a security at cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium.

MANOR INVESTMENT FUNDS - BOND FUND
Fund and Performance Information - September 30, 2017
(Unaudited)

Fund Performance



**Investment Performance
vs. the Barclay's Int. Treasury Index
and the Lipper Gov't Index**

■ Bond Fund ⊞ Lipper US Gov't ▢ Barclay's Int. Treasury

Quarter and Annualized Total Return for Periods Ending September 30, 2017

	Bond Fund	Lipper US Gov't Fund Index	Barclays Intermediate Treasury Index
3rd Quarter	**0.19 %**	0.44 %	0.35 %
1-Year	**-2.00 %**	-0.88 %	-0.72 %
3-Year Annualized	**-0.22 %**	1.80 %	1.59 %
5-Year Annualized	**-0.49 %**	0.99 %	1.00 %
10-Year Annualized	**0.65 %**	3.51 %	3.15 %
Annualized since inception 6/30/99	**1.90 %**	4.26 %	4.03 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The advisor has contractually agreed to waive its fees and or absorb expenses of the Fund to ensure that the annual operating expenses do not exceed 0.95% through at least May 1, 2017 and cannot be terminated prior to at least one year after the effective date without approval. The gross expense ratio 1.00%.

Top Five Holdings

Security	% of Net Assets
US Treasury 1.250% Due 07-31-23	30.0 %
US Treasury 1.375% Due 11-30-18	19.6 %
US Treasury 1.000% Due 11-30-19	19.4 %
US Treasury 1.500% Due 01-31-22	15.4 %
US Treasury 1.500% Due 08-15-26	11.0 %

(Continued from page 3)
and reaffirmed guidance for the fiscal year. While the results were in line with expectations, they did not allay the concerns of investors given the entry of Amazon into the supermarket industry with the purchase of Whole Foods. It may take some time, and improved operating results, for the shares to regain previous valuation levels

During the quarter we sold Brighthouse Financial, Baker Hughes GE, and Mallinckrodt. Brighthouse Financial was a spinoff from Met Life as part of their plan to shed non-insurance businesses. It was a small position and did not fit the criteria for inclusion in the portfolio. Baker Hughes GE was formed as a merger between the old Baker Hughes and the energy exploration unit of General Electric. We took the opportunity presented by the transaction to exit the position and re-allocate the proceeds to a different economic sector. We sold Mallinckrodt, an ethical and generic pharmaceutical manufacturer, as its valuation had deteriorated. We used the proceeds from all of the sales to invest in Biogen, Inc. Biogen is a biotech pharmaceutical company specializing in products for the treatment of neurological and auto-immune diseases.

The Growth Fund

The Manor Growth Fund rose 7.14%, net of all fees and expenses, during the quarter ending September 30, 2017, outperforming the both S&P 500 index return of 4.49% and comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index, return of 5.62%. The Fund also outperformed both indices during the trailing year with a return of 21.66% for the Fund, compared to 18.63% and 21.48% for the S&P 500 index and the Lipper Index, respectively. The Fund underperformed the S&P 500 index during the trailing 3-year, 5-year periods, but outperformed the index during the trailing 10-year period with returns of 9.84%, 13.62%, and 7.44% for the Fund compared to returns of 10.82%, 14.17%, and 7.41% for the index. The Fund underperformed comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index during the trailing 3-year, 5-year and 10-year periods with returns of 9.84%, 13.62%, and 7.44% for the Fund compared to returns of 11.26%, 14.25%, and 7.54% for the index. The Fund continues to outperform the Lipper index since inception with an annualized return of 5.34% for the Fund compared to 3.34% for the index.

During the 3rd Quarter of 2017 the Fund was helped by strong performance from ON Semiconductor Co., IPG Photonics Corporation, Rockwell Collins, Inc., Dollar Tree, Inc., and MasterCard Incorporated. The shares of ON Semiconductor rose steadily throughout the quarter. The company reported revenue and earnings above expectations and reaffirmed guidance for the next quarter. The shares of IPG Photonics also rose steadily throughout the quarter, extending a rally that stretched back more than a year. The company reported revenue and earnings well above expectations, and raised revenue and earnings guidance for the coming quarter. The shares of Rockwell Collins jumped on rumors that the company would receive a merger offer. The rumors proved to be accurate when the company subsequently received a merger offer from United Technologies. The offer, a combination of cash and stock, was not much above the recent share price, but well above the pre-rumor trading levels. The shares of Dollar Tree rallied from the lows set earlier in the year, pushing back close to recent highs. The stock suffered from concerns about its acquisition of Dollar General and difficulties in the deep-discount retail industry. Dollar Tree reported revenue and earnings above expectations, and raised revenue and earnings guidance for the fiscal year. The reaction in the stock indicates that investors believe the company can once again deliver operating results in line with historical trends. MasterCard also rallied throughout the quarter, extending a move that stretched back to last year. The company reported revenue and earnings above expectations, and high single-digit growth in gross dollar volume. The top line results support investor belief that economic growth will support an expansion of retail activity.

Notable laggards during the 3rd Quarter of 2017 include Southwest Airlines, Church & Dwight Co., Expedia, Inc., Whirlpool Corp., and Chubb Ltd. Southwest Airlines fell early in the quarter, along with other major airlines, as rising oil prices raised concerns that fuel costs would pressure operating margins. The company reported quarterly earnings that were better than expectations but the announcement did little to prevent a further decline in the stock. The shares rebounded in September, but not enough to offset the earlier decline. The shares of Church &

Dwight fell sharply when the company reported quarterly results. The company reported earnings that were better than expectations, but lowered earnings guidance for the next quarter. The shares of Expedia, one of the top performers in the portfolio last quarter, declined after the company reported strong revenue growth but earnings below expectations. The shares recovered somewhat but the decline on the earnings report broke a strong uptrend that stretched back to the beginning of the year. The shares of Whirlpool also dropped sharply after the company reported earnings below expectations and lowered earnings guidance for the fiscal year. The shares rallied back towards the end of the quarter, but not enough to offset the earlier decline. The shares of Chubb peaked when the company reported revenue and earnings that were better than expectations, but fell later in the quarter as hurricanes battered Texas and Florida. The shares rebounded when the damage in Florida was not as extensive as had been feared, but the stock remained well below earlier highs.

During the quarter we sold F5 Networks and used the proceeds to purchase Rockwell Collins. The valuation of F5 deteriorated after several disappointing earnings reports as the company struggled to execute. The purchase of Rockwell Collins was based on the attractive valuation of the stock and a need to improve sector diversification within the portfolio. The purchase was fortuitous as rumors soon circulated about a potential merger. Soon thereafter, Rockwell received a definitive merger offer from United Technologies at a premium over the pre-rumor price levels.

The Bond Fund

The Manor Bond Fund generated a return of 0.19%, net of all fees and expenses, during the quarter ending September 30, 2017, underperforming the Bloomberg Barclay Intermediate US Treasury index return of 0.35% and the Lipper US Government mutual fund index return of 0.44%. The Fund underperformed the Bloomberg Barclay Intermediate US Treasury index and the Lipper US Government mutual fund index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of –2.00%, -0.22%, -0.49%, and 0.65% for the Fund, compared to –0.72%, 1.59%, 1.00%, and 3.15% for the Barclay Intermediate Treasury index, and –0.88%, 1.80%, 0.99%, and 3.51% for the Lipper US Government mutual fund index. Performance over these periods reflects the relatively conservative position of the Fund's investment portfolio of US Treasury securities. The Fund is managed to provide a low-risk alternative for conservative investors.

Yes, We Worry

As this impressive market move continues complacent investors may be ignoring warning signs. Stock valuations are overextended based on many traditional measures, while excess market liquidity has spilled over from stocks to real estate, tangibles, and crypto currencies. Initial coin offerings are raising more than $1 billion every two months based on nothing but expectations. Bitcoin, one of the original crypto-currencies, is up 256% this year alone. Investors seem to be willing to invest without a real concept of the inherent risk. Their complacency reflects a fear of missing out, or the belief that central bank liquidity will ultimately bail them out.

We worry that the steady move upward in the face of so many potentially unsettling events will only serve to increase the magnitude of a correction when it comes. The financial markets have the potential to trade irrationally for extended periods of time but ultimately fundamental valuations prevail. Markets always seem to surprise on the upside as well as the downside so we believe that it is impossible to call the top. As a result our approach is to remain invested but do so in a way that relies on fundamental valuations. We continue to seek companies with strong earnings and free cash flow, with solid balance sheets and good management. We invest in the stock of those companies only when we think that the share price is attractive relative to those factors. It is an approach that has performed well through all types of markets and is one that we believe can take some of the worry out the investing process.

Sincerely,
Daniel A. Morris

Risks:
Mutual fund investing involves risk, including possible loss of principal amount invested. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. Foreign securities, foreign currencies, and securities issued by US entities with substantial foreign operation can involve additional risks.

Manor Investment Funds

Fund Office:
15 Chester County Commons
Malvern, PA 19355

610-722-0900   800-787-3334
www.manorfunds.com

Funds distributed by:
Foreside Funds Services, LLC
Three Canal Plaza
Suite 100
Portland, ME 04101

This report is submitted for the general information of the shareholders of the Fund. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus, which includes information regarding the Fund's risks, objectives, fees and expenses, experience of its management and other information.